Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13 a - 16 or 15 d - 16 of
The Securities Exchange Act of 1934

July 12, 2005

Commission file number 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

By	:	/s/	By	:	/s/
Name	:	R. Frohn	Name	:	J.J.M. Derckx
Title	:	Chief Financial Officer	Title	:	Director Corporate Control

Dated	:	July 12, 2005

The following exhibits
are filed with this report

1.1 Articles of Association of Akzo Nobel N.V. 2005
(English translation)

I, Hugo Guido Thomas Augustinus Swelsen, sworn translator for the English language, duly registered as such by the District Court of Arnhem, declare that the attached document is a faithful translation of the Dutch document submitted to me.

Arnhem, July 8, 2005

/s/ H.G.T.A. Swelsen

H.G.T.A. Swelsen